THIS IS A CONFIRMING ELECTRONIC FILE COPY ORIGINALLY FILED ON FEBRUARY 14, 1997

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                               (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              POLLO TROPICAL, INC.
       -----------------------------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
       -----------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  731513 10 7
       -----------------------------------------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                               Page 1 of 9 Pages
                         The Exhibit Appears on Page 9

                             CUSIP No. 731513 10 7
                                       -----------

(1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Stuart I. Harris
                 --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)           (b)
                                -------       -------

(3)      SEC Use Only
                     ----------------------------------------------------------
(4)      Citizenship or Place of Organization       U.S.A.
                                             ----------------------------------

                              (5)        Sole Voting Power        53,350
                                                           --------------------
            Number of
          Shares Bene-        (6)        Shared Voting Power      1,273,412
            ficially                                         ------------------
            Owned by
          Each Report-
           ing Person         (7)        Sole Dispositive Power      53,350
              With                                              ---------------

                              (8)        Shared Dispositive Power    1,273,412
                                                                  -------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person    1,326,762
               ----------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X(1)
                        -------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)    16%
                                                          ---------------------

(12)     Type of Reporting Person (See Instructions)          IN
                                                    ---------------------------
-----------------------------
           (1) The aggregate amount in Row 9 does not include 222,879 shares of Common Stock held in Trust for the benefit of the Reporting Person's Children, with respect to which the Reporting Persons disclaim beneficial ownership.

                               Page 2 of 9 Pages

                             CUSIP No. 731513 10 7
                                       -----------

(1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Mary Harris
                 --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)            (b)
            --------       -------

(3)      SEC Use Only
                      ---------------------------------------------------------

(4)      Citizenship or Place of Organization       U.S.A.
                                              ---------------------------------
                           (5)        Sole Voting Power             0
                                                        -----------------------
            Number of
          Shares Bene-     (6)        Shared Voting Power        1,273,412
            ficially                                      ---------------------
            Owned by
          Each Report-     (7)        Sole Dispositive Power        0
           ing Person                                        ------------------
              With
                           (8)        Shared Dispositive Power    1,273,412
                                                               ----------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person    1,273,412
                ---------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)   X(1)
                       --------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)  16%
                                                           --------------------

(12)     Type of Reporting Person (See Instructions)     IN
                                                    ---------------------------
----------------------------------
         (1) The aggregate amount in Row 9 does not include 270,879 shares of Common Stock held in Trust for the benefit of the Reporting Persons' children, with respect to which the Reporting Persons disclaim beneficial ownership.



                               Page 3 of 9 Pages

                             CUSIP No. 731513 10 7
                                       -----------

(1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Harris Family Investments, Ltd.
                 --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)       (b)
            ------    ------

(3)      SEC Use Only
                      ---------------------------------------------------------

(4)      Citizenship or Place of Organization       U.S.A.
                                             ----------------------------------

                              (5)        Sole Voting Power          1,248,442
                                                           --------------------
            Number of
          Shares Bene-        (6)        Shared Voting Power            0
            ficially                                         ------------------
            Owned by
          Each Report-        (7)        Sole Dispositive Power     1,248,442
           ing Person                                           ---------------
              With
                              (8)        Shared Dispositive Power        0
                                                                 --------------

(9)       Aggregate Amount Beneficially Owned by Each Reporting
          Person    1,248,442
                 --------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                       --------------------------------------------------------

(11)      Percent of Class Represented by Amount in Row (9)  16%
                                                            -------------------

(12)      Type of Reporting Person (See Instructions)      PN
                                                      -------------------------



                               Page 4 of 9 Pages

                             CUSIP No. 731513 10 7
                                       -----------

(1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Harris Family Investments, Inc.
                 --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      (b)
            ----     ----

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Citizenship or Place of Organization    U.S.A.
                                              ---------------------------------

                             (5)        Sole Voting Power        1,273,412
                                                          ---------------------
            Number of
          Shares Bene-       (6)        Shared Voting Power          0
            ficially                                        -------------------
            Owned by
          Each Report-       (7)        Sole Dispositive Power    1,273,412
           ing Person                                          ----------------
              With
                             (8)        Shared Dispositive Power      0
                                                                 --------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person    1,273,412
                 --------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      ---------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9) 16%
                                                          ---------------------

(12)     Type of Reporting Person (See Instructions)   IN
                                                    ---------------------------


                               Page 5 of 9 Pages

ITEM 1(A).            Name of Issuer:

                      Pollo Tropical, Inc.

ITEM 1(B).            Address of Issuer's Principal Executive Offices:

                      7300 North Kendall Drive
                      Miami, Florida  33156

ITEM 2(A).            Name of Persons Filing:

                      Stuart I. and Mary Harris, Harris Family Investments, Ltd. ("HFI, Ltd.") and Harris Family Investments, Inc. ("HFI, Inc.")

ITEM 2(B).            Address of Principal Business Office:

                      7300 North Kendall Drive
                      Miami, Florida  33156

ITEM 2(C).            Citizenship; State of Organization:

                      Stuart I. and Mary Harris - U.S.A.
                      HFI, Ltd. - Florida Limited Partnership;
                      HFI, Inc. - Florida Corporation

ITEM 2(D).            Title of Class of Securities:

                      Common Stock

ITEM 2(E).            CUSIP Number:

                      731513 10 7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

ITEM 4.               Ownership.



                               Page 6 of 9 Pages

                          Amount                                     Power to Vote                        Power to Dispose
Reporting              Beneficially           % of  ---------------------------------------------------------------------------
Person                     Owned             Class*           Sole              Shared               Sole              Shared
===============================================================================================================================
Stuart I. Harris      1,326,762(1)(2)          16            53,356            1,273,412            53,356           1,273,412

Mary Harris            1,273,412(2)            16              0               1,273,412              0              1,273,412

HFI, Ltd.              1,248,442               16          1,248,442               0              1,248,442              0

HFI, Inc.              1,273,412               16          1,273,412               0              1,273,412              0
===============================================================================================================================

         *Calculated on the basis of 8,124,799 shares of Common Stock outstanding on December 31, 1996.

         (1) Includes options to purchase 53,350 shares of Common Stock.

         (2) Excludes 222,879 shares held in trust for the benefit of the Reporting Persons' children. The Reporting Persons disclaim beneficial ownership with respect to these shares.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the
                  Group.

                  Not applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10.          Certification.

                  Not Applicable.



                               Page 7 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997               /s/ STUART I. HARRIS
                                ----------------------------------------
                                    Stuart I. Harris

                                /s/ MARY HARRIS
                                ----------------------------------------
                                    Mary Harris

                                HARRIS FAMILY INVESTMENTS, LTD.

                                By:  Harris Family Investments,
                                     Inc., General Partner

                                     By:  /s/ STUART I. HARRIS
                                          ------------------------------
                                          Stuart I. Harris,
                                          President

                                HARRIS FAMILY INVESTMENTS, INC.

                                By:  /s/ STUART I. HARRIS
                                     -----------------------------------
                                     Stuart I. Harris, President



                               Page 8 of 9 Pages

                      AGREEMENT TO FILE JOINT SCHEDULE 13G

         Pursuant to Rule 13d-1(f)(i), the undersigned hereby consent to the joint filing of a single statement on their behalf.

February 13, 1997                /s/ STUART I. HARRIS
                                 -------------------------------------------
                                     Stuart I. Harris


                                 /s/ MARY HARRIS
                                 -------------------------------------------
                                  Mary Harris

                                 HARRIS FAMILY INVESTMENTS, LTD.

                                 By:   Harris Family Investments,
                                       Inc., General Partner

                                       By:  /s/ STUART I. HARRIS
                                            --------------------------------
                                            Stuart I. Harris,
                                            President

                                 HARRIS FAMILY INVESTMENTS, INC.

                                 By:   /s/ STUART I. HARRIS
                                       -------------------------------------
                                       Stuart I. Harris, President



                               Page 9 of 9 Pages